

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

May 4, 2010

<u>via U.S. mail and facsimile</u>

Gene C. Wulf
Senior Vice President and Chief Financial Officer
Bemis Company, Inc.
One Neenah Center, 4th Floor
P.O. Box 669
Neenah, WI 54957-0669

> **RE: Bemis Company, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **File No.: 1-5277**

Dear Mr. Wulf:

        We have completed our review of your filing and have no further comments at this time.

                                                      Sincerely,

                                                      Tia Jenkins
                                                      Senior Assistant Chief Accountant
                                                      Office of Beverages, Apparel and
                                                      Health Care Services